                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-42013

PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 29, 1997)
                                 $765,000,000

          [LOGO OF CENTURY TELEPHONE ENTERPRISES, INC. APPEARS HERE]

                $100,000,000 6.15% SENIOR NOTES, SERIES E, DUE 2005
                $240,000,000 6.30% SENIOR NOTES, SERIES F, DUE 2008
                $425,000,000 6.875% DEBENTURES, SERIES G, DUE 2028

                                  -----------

  The 6.15% Senior Notes, Series E, due 2005 (the "Series E Notes") will mature on January 15, 2005, the 6.30% Senior Notes, Series F, due 2008 (the "Series F Notes") will mature on January 15, 2008 and the 6.875% Debentures, Series G, due 2028 (the "Series G Debentures" and, together with the Series E Notes and the Series F Notes, the "Offered Securities") will mature on January 15, 2028. Interest on the Offered Securities will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 1998. The Offered Securities are being offered by Century Telephone Enterprises, Inc. ("Century").
  Each series of the Offered Securities will be redeemable, as a whole or in part, at the option of Century at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such series and (b) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined herein) plus 15 basis points for the Series E Notes and 20 basis points for the Series F Notes and the Series G Debentures, together in all cases with accrued interest to the redemption date. See "Supplemental Description of Offered Securities--Optional Redemption of the Offered Securities."
  Each series of the Offered Securities will be represented by global securities ("Global Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in such certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in the certificates representing the Offered Securities will be entitled to physical delivery of Offered Securities in certificated form in the amount of their respective beneficial interests only under the limited circumstances described herein. See "Supplemental Description of Offered Securities--Book-Entry, Delivery and Form."

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED UPON  THE ACCURACY OR ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT
       OR  THE  ACCOMPANYING  PROSPECTUS.  ANY  REPRESENTATION  TO  THE
        CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                 UNDERWRITING
                                                    PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                    PUBLIC(1)   COMMISSIONS(2) CENTURY(1)(3)
--------------------------------------------------------------------------------------------
Per Series E Note                                   99.848%         .625%         99.223%
--------------------------------------------------------------------------------------------
Total (3)                                         $99,848,000      $625,000     $99,223,000
--------------------------------------------------------------------------------------------
Per Series F Note                                   99.853%         .650%         99.203%
--------------------------------------------------------------------------------------------
Total (3)                                         $239,647,200    $1,560,000    $238,087,200
--------------------------------------------------------------------------------------------
Per Series G Debenture                              99.949%         .875%         99.074%
--------------------------------------------------------------------------------------------
Total (3)                                         $424,783,250    $3,718,750    $421,064,500
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (1) Plus accrued interest, if any, from January 15, 1998 to date of delivery.
 (2) For information regarding indemnification of the Underwriters, see "Underwriting."
 (3) Before deducting expenses estimated at approximately $522,000, which are payable by Century.

                                  -----------
  The Offered Securities are being offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of Global Securities representing the Offered Securities will be made at the offices of Salomon Brothers Inc at Seven World Trade Center, New York, New York, or through the facilities of DTC on or about January 15, 1998 against payment therefor in immediately available funds.
                                  -----------
                             SALOMON SMITH BARNEY
MERRILL LYNCH & CO.       STEPHENS INC.       NATIONSBANC MONTGOMERY SECURITIES
CHASE SECURITIES INC.                                         J.P. MORGAN & CO.
CREDIT SUISSE FIRST BOSTON                                 GOLDMAN, SACHS & CO.
FURMAN SELZ              LAZARD FRERES & CO. LLC        RBC DOMINION SECURITIES
                                                              CORPORATION

January 12, 1998

  [MAP OF OPERATING AREAS FOR CENTURY AND PACIFIC TELECOM, INC. APPEARS HERE]

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING PURCHASES OF THE OFFERED SECURITIES TO STABILIZE THEIR MARKET PRICES AND PURCHASES TO COVER SOME OR ALL OF A SHORT POSITION IN THE OFFERED SECURITIES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                          FORWARD-LOOKING STATEMENTS

  In addition to historical information, this Prospectus Supplement, the accompanying Prospectus and the documents incorporated therein by reference include certain forward-looking statements regarding events and financial trends that may affect the Company's future operating results and financial position. Such forward-looking statements are subject to uncertainties that could cause the Company's actual results to differ materially from such statements. Such uncertainties include but are not limited to: the effects of ongoing deregulation in the telecommunications industry; the potential effects of greater than anticipated competition in the Company's markets; possible changes in the demand for the Company's products and services; the Company's ability to successfully introduce new product offerings on a timely and cost-effective basis; the risks inherent in rapid technological change; the Company's ability to effectively manage its growth, including integrating the newly-acquired operations of Pacific Telecom, Inc. into the Company's operations; and the effects of more general factors such as changes in general market or economic conditions or in legislation, regulation or public policy. These and other uncertainties related to the Company's business are described in detail in Century's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, which is incorporated by reference into the accompanying Prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Century undertakes no obligation to update any of its forward-looking statements for any reason.

                               ----------------

  When used herein, (i) the term "MSA" means a Metropolitan Statistical Area for which the Federal Communications Commission (the "FCC") has granted a cellular operating license, (ii) the term "RSA" means a Rural Service Area for which the FCC has granted a cellular operating license, (iii) the term "PCS" means Personal Communications Services, a new digital mobile communications service, (iv) the term "LEC" means a local exchange carrier that provides local telephone service, (v) the term "Century" means Century Telephone Enterprises, Inc., (vi) the term "PTI" means Pacific Telecom, Inc., which Century acquired on December 1, 1997, (vii) the term "Company" means Century and its subsidiaries (including PTI on and after December 1, 1997), (viii) the term "pops," whenever used herein with respect to the operations of Century, PTI or the Company, means the population of licensed markets (based on independent third-party population estimates) multiplied by the proportionate equity interests of Century, PTI or the Company in one of the entities licensed to operate in such markets, and (ix) the term "Offering" means the offering of the Offered Securities hereunder.

                                  THE COMPANY

  The Company is a regional diversified telecommunications company that is primarily engaged in providing local telephone and mobile communications services in 21 states. As described further below under "Recent Developments," on December 1, 1997, Century acquired Pacific Telecom, Inc. ("PTI"), which substantially expanded the Company's local telephone and mobile communications operations. As a result of this acquisition, the Company's telephone subsidiaries currently serve nearly 1.2 million telephone access lines, primarily in rural, suburban and small urban communities in 21 states, with its largest customer bases located in Wisconsin, Washington, Louisiana, Michigan and Alaska. In addition, through its cellular operations, the Company currently has access to over 10.0 million pops in 31 MSAs and 44 RSAs, primarily concentrated in Michigan, Mississippi, Wisconsin, Louisiana and Arkansas. The Company also provides long distance, operator, Internet and business information services.

  Century is incorporated in Louisiana. Its principal executive offices are located at 100 Century Park Drive, Monroe, Louisiana 71203, and its telephone number is (318) 388-9500. The Company currently employs approximately 5,700 persons.

TELEPHONE OPERATIONS

  According to published sources, the Company is currently the 10th largest local exchange telephone company in the United States, based on the number of telephone access lines served. At September 30, 1997, the telephone subsidiaries of Century and PTI served approximately 531,000 and 613,000 access lines, respectively (not including approximately 47,000 access lines acquired by PTI in October 1997). The Company currently operates over 440 central office and remote switching centers in its telephone operating areas. Substantially all of the Company's access lines are served by digital switching technology, which, in conjunction with other technologies, allows the Company to offer additional premium services to its customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting. At September 30, 1997, Century's telephone subsidiaries also provided Internet services to approximately 18,800 customers.

  The table below sets forth (i) the number of access lines operated by the telephone subsidiaries of Century and PTI as of September 30, 1997 and (ii) pro forma consolidated totals, which give effect to the acquisition of PTI as if it had occurred on September 30, 1997:

                                  NUMBER OF ACCESS LINES AT
                                     SEPTEMBER 30, 1997          PRO FORMA
                                  ------------------------- --------------------
 STATE                              CENTURY        PTI        TOTAL   % OF TOTAL
 -----                            ------------------------- --------- ----------
Wisconsin........................      117,565      126,383   243,948    21.32%
Washington.......................            0      164,315   164,315    14.36%
Louisiana........................       94,222            0    94,222     8.23%
Michigan.........................       92,659            0    92,659     8.10%
Alaska...........................            0       86,797    86,797     7.58%
Colorado.........................        8,005       71,908    79,913     6.98%
Ohio.............................       77,347            0    77,347     6.76%
Oregon...........................            0       71,123    71,123     6.22%
Montana..........................            0       57,001    57,001     4.98%
Arkansas.........................       41,950            0    41,950     3.67%
Texas............................       40,820            0    40,820     3.57%
Minnesota........................            0       27,829    27,829     2.43%
Tennessee........................       24,432            0    24,432     2.13%
Mississippi......................       17,419            0    17,419     1.52%
Idaho............................        4,298        1,499     5,797     0.51%
New Mexico.......................        5,478            0     5,478     0.48%
Indiana..........................        4,948            0     4,948     0.43%
Wyoming..........................            0        4,548     4,548     0.40%
Iowa.............................          189        1,591     1,780     0.16%
Arizona..........................        1,604            0     1,604     0.14%
Nevada...........................            0          428       428     0.03%
                                  ------------ ------------ ---------   ------
 Total...........................      530,936      613,422 1,144,358   100.00%
                                  ============ ============ =========   ======

  A substantial portion of the growth in Century's telephone operations over the past several years has been attributable to acquisitions of other telephone companies and to the expansion of services. Future growth in telephone operations is expected to be derived from (i) acquiring additional telephone companies, (ii) providing service to new customers, (iii) increasing network usage and (iv) providing additional services made possible by advances in technology and changes in regulation.

  The installation of digital switches and related software has been an important component of the Company's growth strategy because it allows the Company to offer enhanced services (such as call forwarding, conference calling, caller identification, selective call ringing and call waiting) and to thereby increase utilization of existing access lines. In 1997, the Company continued to expand its list of premium services (such as voice mail and Internet access) offered in certain service areas and aggressively marketed these services.

  The Company's telephone subsidiaries are installing fiber optic cable in high traffic routes in certain areas in which the subsidiaries operate and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At September 30, 1997, the telephone subsidiaries of Century and PTI had installed approximately 2,896 and 2,052 miles, respectively, of fiber optic cable.

MOBILE COMMUNICATIONS OPERATIONS

  According to published sources, the Company is currently the 10th largest cellular telephone company in the United States, based on the Company's pops. At September 30, 1997, (i) Century and PTI had access to approximately 8.1 million and 1.9 million cellular pops, respectively, and (ii) the majority-owned cellular systems of Century and PTI served approximately 430,000 and 87,000 cellular subscribers, respectively.

  The Company's business development strategy for its cellular telephone operations is to secure operating control of service areas that are geographically clustered. Clustered cellular service areas aid the Company's marketing efforts and provide various operating and service advantages. Approximately 45% of the Company's pops in markets currently served by the Company are in a single, contiguous cluster of eight MSAs and nine RSAs in Michigan; another 18% are in a cluster of five MSAs and seven RSAs in northern and central Louisiana, southern Arkansas and eastern Texas.

  During the last few years the Company has upgraded certain portions of its cellular systems to provide for digital service. The Company began implementing digital service in certain markets in late 1996 using the TDMA digital standard, and plans to install digital voice transmission facilities in additional markets in 1998.

OTHER OPERATIONS

  The Company also provides long distance, operator and interactive services in certain local and regional markets, as well as certain printing and related business information services. At September 30, 1997, the Company's long distance business served approximately 165,000 customers in certain of the Company's markets. In addition, the Company has access to approximately 8.1 million PCS pops, over half of which were acquired in conjunction with the PTI acquisition. The Company is currently evaluating its options with respect to future PCS product offerings.

                              RECENT DEVELOPMENTS

ACQUISITION OF PACIFIC TELECOM, INC.

  On December 1, 1997, Century and its cellular holding company subsidiary, Century Cellunet, Inc. ("Cellunet"), acquired PTI in exchange for $1.503 billion in cash in a two-step transaction. In the first step, Cellunet purchased substantially all of PTI's cellular operations in exchange for $240 million, and in the second step Century purchased all of PTI's capital stock for $1.263 billion. To finance the acquisition, Century borrowed $1.288 billion under its $1.6 billion senior unsecured credit facility with NationsBank of Texas, Inc. and a syndicate of other lenders (the "Senior Credit Facility"). This debt matures in five years and bears interest at floating rates based upon London InterBank Offered Rates for short-term periods. Century financed the remainder of the PTI acquisition price with available cash, most of which consisted of the proceeds of Century's sale of approximately 3.8 million shares of common stock of Brooks Fiber Properties, Inc. ("Brooks") in November 1997 for net proceeds of approximately $203 million.

  PTI was organized in 1955 to provide local exchange telephone services to suburban and rural communities primarily in the Pacific Northwest. In subsequent years, PTI diversified its operations to provide cellular and other telecommunications services. As a result of Century's acquisition of PTI on December 1, 1997, the Company acquired approximately 660,000 telephone access lines located in four midwestern states, seven western states and Alaska, and approximately 100,000 cellular subscribers in markets served by PTI in two midwestern states and Alaska. Cellunet intends to integrate the cellular operations that it purchased from PTI into its existing cellular operations. Century will operate the remainder of PTI as a wholly-owned subsidiary, with its headquarters remaining in Vancouver, Washington. In connection with the acquisition, Century has reorganized its telephone operations into three operating regions, including a new western telephone operating region, substantially all of which is comprised of PTI's LECs in seven western states and Alaska. As soon as practicable, the Company plans to offer long distance, Internet and certain other services in most of PTI's local exchange markets on substantially the same terms on which Century recently began to offer such services to its telephone customers.

  For additional information regarding PTI, investors should refer to PTI's recent annual, quarterly and current reports filed under the Exchange Act, copies of which are filed as exhibits to the Registration Statement of which the accompanying Prospectus forms a part and which are incorporated by reference into the accompanying Prospectus.

OTHER ACQUISITIONS

  In October 1997, Century acquired a security alarm business that provides services to nearly 4,000 customers in north central Louisiana, southern Arkansas and northwestern Mississippi. In early December 1997, Century acquired approximately 177,000 additional cellular pops through its purchase of additional partnership interests in a limited partnership that operates Wisconsin RSA 8. In conjunction with this purchase, Century was named the operator of this limited partnership.

  As part of its growth strategy, the Company continually evaluates the possibility of acquiring additional telecommunications operations, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions.

SALE OF PTI'S UNDERSEA CABLE OPERATIONS

  On December 18, 1997, PTI entered into definitive agreements to sell its interests in Pacific Telecom Cable, Inc. ("PTC") and Pacific Telecom Transmissions Services, Inc. ("PTTS") to an affiliate of Neptune Communications Corporation in exchange for cash estimated at approximately $57 million, subject to certain purchase price adjustments to be made in conjunction with the closing of the transactions. PTC is the U.S. founder and operator of the North Pacific Cable, a submarine fiber optic cable that links the Pacific Northwest to Japan and Alaska. PTTS provides restoration services to the North Pacific Cable via a satellite earth station. Consummation of the transactions is subject to the receipt of governmental approvals and other customary closing conditions. Century anticipates that the transactions will be completed in the first or second quarter of 1998.

                                USE OF PROCEEDS

  The net proceeds to Century from the sale of the Offered Securities are estimated to be approximately $757.9 million, after deduction of underwriting discounts and commissions and estimated offering expenses (not including payment obligations of Century of approximately $39 million due mid-January 1998, to be amortized over the life of the Offered Securities, relating to interest rate hedging effected by Century in connection with the Offering). All of the net proceeds will be used to reduce Century's outstanding indebtedness under the Senior Credit Facility associated with its recent acquisition of PTI. See "Recent Developments--Acquisition of Pacific Telecom, Inc." This debt matures in five years and bears interest at floating rates based upon London InterBank Offered Rates for short-term periods. The weighted average interest rate of this debt as of January 12, 1998 was 6.010%.

                                CAPITALIZATION

  The following table sets forth at September 30, 1997 (i) the actual consolidated capitalization of the Company, (ii) the pro forma consolidated capitalization of the Company assuming that the Company acquired PTI and sold approximately 3.8 million shares of Brooks' common stock on September 30, 1997 (See "Recent Developments--Acquisition of Pacific Telecom, Inc.") and (iii) the pro forma consolidated capitalization after giving effect to the events described in (ii) above, the Offering and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and Pro Forma Consolidated Condensed Financial Information, and the Notes thereto, incorporated into the accompanying prospectus by reference.

                                            AS OF SEPTEMBER 30, 1997
                                       ---------------------------------------
                                                                   PRO FORMA
                                                    PRO FORMA       FOR PTI
                                                     FOR PTI      ACQUISITION,
                                                   ACQUISITION    BROOKS STOCK
                                                   AND BROOKS         SALE
                                         ACTUAL    STOCK SALE     AND OFFERING
                                       ----------  -----------    ------------
                                                 (IN THOUSANDS)
Current maturities and short-term
 debt................................. $   19,013  $  148,058      $  148,058
                                       ----------  ----------      ----------
Long-term debt, excluding current ma-
 turities:
  Century.............................    325,996   1,644,828       1,651,976
  Subsidiaries........................    239,637     718,479         718,479
                                       ----------  ----------      ----------
    Total long-term debt, excluding
     current maturities...............    565,633   2,363,307(1)    2,370,455(1)
                                       ----------  ----------      ----------
Stockholders' equity:
  Common Stock, $1.00 par value,
   175,000,000 shares authorized,
   60,519,391 shares issued and
   outstanding........................     60,519      60,519          60,519
  Paid-in capital.....................    490,661     490,661         490,661
  Unrealized holding gain on
   investments, net of taxes..........     62,038       8,689(2)        8,689(2)
  Retained earnings...................    635,491     701,705(2)      701,705(2)
  Unearned ESOP Shares................     (9,200)     (9,200)         (9,200)
  Preferred Stock--non-redeemable.....      8,106       8,106           8,106
                                       ----------  ----------      ----------
  Total stockholders' equity..........  1,247,615   1,260,480       1,260,480
                                       ----------  ----------      ----------
    Total capitalization.............. $1,832,261  $3,771,845      $3,778,993
                                       ==========  ==========      ==========

--------
(1) The $1.8 billion pro forma increase in long-term debt is attributable to
    (i) Century's borrowing of $1.288 billion to finance its acquisition of PTI and certain related costs and (ii) the Company's assumption of long-term debt of PTI of $479 million at September 30, 1997. For additional information, see the Pro Forma Consolidated Condensed Financial Information and Notes thereto incorporated into the accompanying prospectus by reference.
(2) Reflects the gain on the sale of Brooks common stock that will be recorded in Century's 1997 fourth quarter results of operations and the reduction of the associated unrealized holding gain on investments, net of taxes. For additional information, see the Pro Forma Consolidated Condensed Financial Information and Notes thereto incorporated into the accompanying prospectus by reference. Century continues to hold approximately 550,000 shares of Brooks common stock, in addition to other marketable securities.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
                            (DOLLARS IN THOUSANDS)

INFORMATION REGARDING CENTURY

  The following tables set forth selected historical financial and operating data for the Company as of the dates and for the periods indicated. The historical financial data for each year in the three-year period ended December 31, 1996 are derived from the audited financial statements of the Company. The selected financial data for the nine-month periods ended September 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements have not been audited by independent public accountants; however, in the opinion of the Company's management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for these periods have been included herein. The operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for any future periods. The tables also set forth unaudited consolidated condensed pro forma financial information for the year ended December 31, 1996 and as of and for the nine months ended September 30, 1997 that gives effect to the acquisition of PTI and, with respect to the Balance Sheet Data only, also gives effect to the sale of Brooks common stock and the consummation of the Offering. See "Recent Developments." The pro forma consolidated condensed financial information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations or financial condition of the Company had such transactions actually occurred on the dates indicated below. The following information should be read in conjunction with the Company's Consolidated Financial Statements and Pro Forma Consolidated Condensed Financial Information, and the Notes thereto, incorporated into the accompanying prospectus by reference.

                                                                                  PRO FORMA FOR
                                                                                PTI ACQUISITION(1)
                                                                            --------------------------
                                                           NINE MONTHS
                                                              ENDED                       NINE MONTHS
                           YEAR ENDED DECEMBER 31,        SEPTEMBER 30,      YEAR ENDED      ENDED
                          ----------------------------  ------------------  DECEMBER 31, SEPTEMBER 30,
                            1994      1995      1996      1996      1997        1996         1997
                          --------  --------  --------  --------  --------  ------------ -------------
INCOME STATEMENT DATA:
 Operating revenues:
 Telephone..............  $391,265  $419,242  $451,538  $335,819  $359,454   $ 899,411     $ 706,959
 Mobile communications..   150,802   197,494   250,243   185,286   220,472     294,286       259,104
 Other..................    22,534    28,104    47,896    34,343    47,986      51,339        51,593
                          --------  --------  --------  --------  --------   ---------     ---------
  Total operating
   revenues.............   564,601   644,840   749,677   555,448   627,912   1,245,036     1,017,656
                          --------  --------  --------  --------  --------   ---------     ---------
 Operating expenses:
 Cost of sales and
  operating expenses....   296,082   328,151   394,360   286,764   329,254     633,807       511,785
 Depreciation and
  amortization..........    95,713   113,770   132,021    96,456   108,740     253,484       203,473
                          --------  --------  --------  --------  --------   ---------     ---------
  Total operating
   expenses.............   391,795   441,921   526,381   383,220   437,994     887,291       715,258
                          --------  --------  --------  --------  --------   ---------     ---------
 Operating income.......   172,806   202,919   223,296   172,228   189,918     357,745       302,398
                          --------  --------  --------  --------  --------   ---------     ---------
 Other income (expense)
 Interest expense.......   (42,577)  (43,615)  (44,662)  (33,972)  (33,539)   (179,269)     (134,491)
 Income from
  unconsolidated
  cellular entities.....    15,698    20,084    26,952    21,584    21,750      32,099        28,386
 Gain on sales of
  assets................    15,877     6,782       815       815    70,121       4,520        71,438
 Minority interest......    (3,377)   (8,084)   (6,675)   (5,947)   (3,722)     (8,225)       (5,529)
 Other income and
  expense...............     3,111     4,982     3,916     2,601     3,467         936         1,434
                          --------  --------  --------  --------  --------   ---------     ---------
  Total other income
   (expense)............   (11,268)  (19,851)  (19,654)  (14,919)   58,077    (149,939)      (38,762)
                          --------  --------  --------  --------  --------   ---------     ---------
 Income before income
  tax expense...........   161,538   183,068   203,642   157,309   247,995     207,806       263,636
 Income tax expense.....    61,300    68,292    74,565    58,353    90,251      87,174       104,988
                          --------  --------  --------  --------  --------   ---------     ---------
 Net income.............  $100,238  $114,776  $129,077  $ 98,956  $157,744   $ 120,632     $ 158,648
                          ========  ========  ========  ========  ========   =========     =========
OTHER FINANCIAL DATA:
 Capital expenditures...  $200,776  $196,592  $222,885  $153,892  $123,344   $ 345,272     $ 208,246
 Common stockholders'
  equity as a percentage
  of total
  capitalization (at
  period end)...........   48.4%     57.5%     60.8%     61.4%     67.6%    N/A          33.2%(2)
 Ratio of earnings to
  fixed charges(3)......   4.50      4.74      5.10      5.06      7.69(4)  2.01         2.72(5)

                                                             PRO FORMA FOR
                                                            PTI ACQUISITION
                                                       --------------------------
                                 DECEMBER 31,
                         ----------------------------- DECEMBER 31, SEPTEMBER 30,
                           1994      1995      1996      1996(6)       1997(2)
                         --------- --------- --------- ------------ -------------
OPERATING DATA:
 Local exchange access
  lines in service......   454,963   480,757   503,562  1,063,023     1,144,358
 Cellular POPs.......... 7,087,512 7,558,322 7,998,727  9,967,949     9,962,666
 Cellular subscribers...   211,710   290,075   368,233    439,191       516,404
 Long distance
  customers.............    27,632    46,608   110,560    110,560       164,793
 Employees
  (approximate).........     3,000     3,100     3,400      5,600         5,700

                                                        SEPTEMBER 30, 1997
                                             -----------------------------------------
                                                                          PRO FORMA
                                                          PRO FORMA        FOR PTI
                                                           FOR PTI       ACQUISITION,
                            DECEMBER 31,                 ACQUISITION     BROOKS STOCK
                         -------------------              AND BROOKS       SALE AND
                           1995      1996     ACTUAL   STOCK SALE(7)(8) OFFERING(7)(8)
                         --------- --------- --------- ---------------- --------------
BALANCE SHEET DATA:
 Cash and cash
  equivalents........... $   8,540 $   8,402 $  11,283    $   9,162       $   9,162
 Net property, plant and
  equipment............. 1,047,808 1,149,012 1,145,557    2,113,946       2,113,946
 Excess cost of net
  assets acquired, less
  accumulated
  amortization..........   493,655   532,410   545,683    1,786,712       1,786,712
 Total assets........... 1,862,421 2,028,505 2,273,704    4,518,886       4,526,034
 Total debt (including
  current maturities of
  long-term debt and
  short-term debt)......   652,428   645,849   584,646    2,511,365       2,518,513
 Stockholders' equity...   888,424 1,028,153 1,247,615    1,260,480       1,260,480

--------
(1) Assumes the PTI acquisition was consummated January 1, 1996, unless otherwise indicated.
(2) Assumes the PTI acquisition was consummated September 30, 1997.
(3) Calculated in the manner described in the accompanying prospectus.
(4) 5.67 excluding the gain on the sale of Metro Access Networks, Inc. ("MAN"), Century's competitive access subsidiary, in the second quarter of 1997.
(5) 2.22 excluding the gain on the sale of MAN in the second quarter of 1997.
(6) Assumes the PTI acquisition was consummated December 31, 1996.
(7) Assumes these transactions were consummated September 30, 1997.
(8) Based on Century's preliminary allocations of the PTI purchase price to PTI's assets and liabilities; Century's preliminary estimates of the fair value of PTI's assets and liabilities may change as fair value information is obtained and Century's purchase price allocations are finalized.

INFORMATION REGARDING PTI

  The following table sets forth selected historical financial data for PTI as of the dates and for the periods indicated. The historical financial data for each year in the three-year period ended December 31, 1996 are derived from the audited financial statements of PTI. The selected financial data for the nine-month periods ended September 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements have not been audited by independent public accountants; however, in the opinion of the Company's management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for these periods have been included herein. The summary historical financial data below should be read in conjunction with PTI's financial statements and notes thereto incorporated into the accompanying prospectus by reference.

                                                              NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   -------------------------- -----------------
                                     1994     1995     1996     1996     1997
                                   -------- -------- -------- -------- --------
INCOME STATEMENT DATA:
 Operating revenues:
  Local network service........... $ 96,944 $120,512 $140,870 $101,970 $112,719
  Network access service..........  168,530  223,723  259,110  190,372  198,706
  Long distance network
   service(1).....................  271,977  150,064    1,606    1,203    1,295
  Private line service(1).........   58,193   34,270       --       --       --
  Sales of cable capacity(2)......    4,567    3,419    8,353    8,279   12,412
  Cellular........................   23,642   33,884   44,043   32,367   38,632
  Other(1)(2).....................   72,533   74,263   67,148   52,001   52,401
                                   -------- -------- -------- -------- --------
    Total operating revenues......  696,386  640,135  521,130  386,192  416,165
                                   -------- -------- -------- -------- --------
 Operating income................. $164,641 $165,311 $158,732 $114,824 $133,204
                                   -------- -------- -------- -------- --------
OTHER FINANCIAL DATA:
 Depreciation and amortization.... $100,879 $105,828 $102,292 $ 76,532 $ 80,420
 Capital expenditures.............  148,248  121,753  122,387   79,585   84,902

--------
(1) In August 1995, PTI sold Alascom, Inc., a provider of long distance services in Alaska. Alascom, Inc. contributed revenues of $343.5 million and $193.1 million in 1994 and 1995, respectively.
(2) Includes revenues from PTI's undersea cable operations, which PTI agreed to sell on December 18, 1997. See "Recent Developments--Sale of PTI's Undersea Cable Operations." For the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, these operations contributed revenues of $19.0 million, $22.1 million, $25.8 million, $21.5 million and $26.7 million, respectively.

                SUPPLEMENTAL DESCRIPTION OF OFFERED SECURITIES

  The Series E Notes, Series F Notes and Series G Debentures offered hereby each constitute a single series of Senior Debt Securities described in the accompanying Prospectus and will be issued under the Indenture referred to therein. The following description of the specific terms of the Offered Securities supplements and should be read in conjunction with the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying Prospectus under the caption "Description of Senior Debt Securities." The following description does not purport to be complete and is qualified in its entirety by reference to the accompanying Prospectus and the Indenture. Unless otherwise indicated, each capitalized term not otherwise defined herein has the meaning ascribed to it in the accompanying Prospectus or in the Indenture.

PRINCIPAL AMOUNT, MATURITY AND INTEREST

  The Series E Notes, Series F Notes and Series G Debentures will be limited to aggregate principal amounts of $100,000,000, $240,000,000 and $425,000,000, respectively. The Series E Notes will mature on January 15, 2005, the Series F Notes will mature on January 15, 2008 and the Series G Debentures will mature on January 15, 2028. Interest on the Offered Securities will accrue at the respective rates set forth on the cover page hereof and will be payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1998, to the persons in whose names the Offered Securities are registered at the close of business on the preceding January 1 and July 1, respectively, subject to certain exceptions provided for in the Indenture.

OPTIONAL REDEMPTION OF THE OFFERED SECURITIES

  The Series E Notes, Series F Notes and Series G Debentures will be redeemable, as a whole or in part, at the option of Century at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such series to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as hereinafter defined) plus 15 basis points for the Series E Notes and 20 basis points for the Series F Notes and the Series G Debentures, together in all cases with accrued interest on the principal amount being redeemed to the redemption date.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Series E Notes, Series F Notes or Series G Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with Century.

  "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (b) if such release (or any successor release) is not published or does not contain such prices on such business day, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., NationsBanc Montgomery Securities LLC, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Goldman, Sachs & Co., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Century shall substitute therefor another Primary Treasury Dealer.

  "Remaining Scheduled Payments" means the remaining scheduled payments of the principal of the Series E Notes, Series F Notes or Series G Debentures to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Series E Notes, Series F Notes or Series G Debentures, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Series E Notes, Series F Notes or Series G Debentures to be redeemed.

  Unless Century defaults in payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the Series E Notes, Series F Notes or Series G Debentures, as applicable, or portions thereof called for redemption.

  There will be no mandatory sinking fund payments for the Offered Securities.

BOOK-ENTRY, DELIVERY AND FORM

  The Offered Securities will be issued in the form of fully registered global securities (the "Global Securities"). The Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of DTC's nominee.

  The Global Securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee, unless the Offered Securities are subsequently issued in definitive form in the limited circumstances decribed below.

  DTC has advised Century and the Underwriters as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by DTC only through Participants or indirect participants.

  DTC has also advised that pursuant to procedures established by it (i) upon the issuance by Century of the Offered Securities, DTC will credit the accounts of Participants designated by the Underwriters with the principal amount of the Offered Securities purchased by the Underwriters and (ii) ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Securities is limited to such extent.

  So long as a nominee of DTC is the registered owner of the Global Securities, such nominee will be considered the sole owner or holder of the Offered Securities for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Offered Securities registered in their names, will not receive or be entitled to receive physical delivery of Offered Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Neither Century, the Trustee, any Paying Agent nor the Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Principal and interest payments on the Global Securities registered in the name of DTC's nominee will be made by Century through the Paying Agent to DTC's nominee as the registered owner of the Global Securities. Under the terms of the Indenture, Century and the Trustee will treat the persons in whose names the Offered Securities are registered as the owners of such Offered Securities for the purpose of receiving payments of principal and interest on such Offered Securities, receiving redemption and other notices with respect to such Offered Securities and for all other purposes whatsoever. Therefore, neither Century, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Offered Securities to owners of beneficial interests in the Global Securities. DTC has advised Century and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown on the records of DTC. Payments by Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, and will be the responsibility of such Participants or indirect participants.

  If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Century within 90 days, Century will issue Offered Securities in definitive form in exchange for the Global Securities. In addition, Century may at any time determine not to have the Offered Securities represented by Global Securities and, in such event, will issue Offered Securities in definitive form in exchange for the Global Securities. In either instance, an owner of a beneficial interest in the Global Securities will be entitled to have Offered Securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Offered Securities in definitive form. Offered Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. If at any time Offered Securities are issued in definitive form, interest will be paid by check mailed on or before the payment date, by first class mail, to the holders thereof, unless otherwise determined by Century.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Offered Securities will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds, except as otherwise indicated above under "--Book-Entry, Delivery and Form".

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated as of January 12, 1998, Century has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Series E Notes, Series F Notes and Series G Debentures set forth opposite its name below:

                          PRINCIPAL AMOUNT OF PRINCIPAL AMOUNT OF PRINCIPAL AMOUNT OF
      UNDERWRITER           SERIES E NOTES      SERIES F NOTES    SERIES G DEBENTURES
      -----------         ------------------- ------------------- -------------------
Salomon Brothers Inc ...     $ 20,000,000        $ 48,000,000        $ 85,000,000
Merrill Lynch, Pierce,
         Fenner & Smith
         Incorporated...       12,000,000          28,800,000          51,000,000
Stephens Inc............        8,500,000          20,400,000          36,125,000
NationsBanc Montgomery
 Securities LLC.........        8,500,000          20,400,000          36,125,000
Chase Securities Inc....        8,500,000          20,400,000          36,125,000
J.P. Morgan Securities
 Inc....................        8,500,000          20,400,000          36,125,000
Credit Suisse First Bos-
 ton Corporation........        8,500,000          20,400,000          36,125,000
Goldman, Sachs & Co.....        8,500,000          20,400,000          36,125,000
Furman Selz LLC.........        5,666,666          13,600,000          24,083,334
Lazard Freres & Co. LLC.        5,666,667          13,600,000          24,083,333
RBC Dominion Securities
 Corporation............        5,666,667          13,600,000          24,083,333
                             ------------        ------------        ------------
  Total.................     $100,000,000        $240,000,000        $425,000,000
                             ============        ============        ============

  Century has been advised by the Underwriters that they propose initially to offer each series of the Offered Securities to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of .375% of the principal amount of the Series E Notes, .40% of the principal amount of the Series F Notes and .50% of the principal amount of the Series G Debentures. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of each series of the Offered Securities to certain other dealers. After the initial public offering, the public offering prices and such concessions may be changed.

  In connection with this Offering, certain Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Offered Securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase the Offered Securities for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more of the Offered Securities in connection with the Offering than they are committed to purchase from Century, and in such case may purchase the Offered Securities in the open market following completion of the Offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Offered Securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  Century does not presently intend to list the Offered Securities on any exchange. Century has been advised by the Underwriters that they intend to make a market in the Offered Securities but that they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Securities.

  The Underwriting Agreement provides that Century will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

  Affiliates of certain of the Underwriters are lenders to Century under the Senior Credit Facility and will receive a portion of the amounts repaid under such credit facility from the proceeds of the Offering. See "Use of Proceeds." Because more than 10% of the net proceeds of the Offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the Offering, the Offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.

  Ernest Butler, Jr., a Senior Executive Vice President of Stephens Inc., is a director of Century.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for Century by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., 201 St. Charles Avenue, New Orleans, Louisiana 70170-5100. Certain legal matters will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004.

                                $1,600,000,000

          [LOGO OF CENTURY TELEPHONE ENTERPRISES, INC. APPEARS HERE]

                            SENIOR DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK
                                   WARRANTS

                               ----------------

  Century Telephone Enterprises, Inc. ("Century") may from time to time offer hereunder (i) senior unsecured debt securities (the "Senior Debt Securities"),
(ii) shares of preferred stock (the "Preferred Stock"), (iii) shares of common stock and accompanying preference share purchase rights (the "Common Stock"), and (iv) warrants to purchase Senior Debt Securities, Preferred Stock or Common Stock (the "Warrants"), with an aggregate initial offering price of up to $1,600,000,000. The Senior Debt Securities, Preferred Stock, Common Stock and Warrants (collectively, the "Securities") may be offered, separately or together, in one or more separate series or classes, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (a "Prospectus Supplement").

  The specific terms of the Securities in respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, among other things (i) in the case of Senior Debt Securities, the specific designation, aggregate principal amount, net proceeds, offering price, maturity, interest rate, interest payment dates and terms of any conversion, redemption or sinking fund provisions thereof; (ii) in the case of Preferred Stock, the designation and stated value, any dividend, liquidation, redemption, conversion, voting or other rights, and the initial public offering price thereof; (iii) in the case of Common Stock, the initial public offering price thereof; and (iv) in the case of Warrants, the duration, offering price, exercise price and exercise provisions. The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of Century.

  The Securities may be offered directly or through agents, underwriters or dealers designated from time to time by Century. If any agents, underwriters or dealers are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

               The date of this Prospectus is December 29, 1997.

                             AVAILABLE INFORMATION

  Century is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith Century files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as Century, subsequent to the date when such registrants began filing documents electronically with the Commission. The address of the Commission's site is http//www.sec.gov. In addition, Century's Common Stock is listed on the New York Stock Exchange and similar information concerning Century can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  Pacific Telecom, Inc. ("PTI"), which Century acquired on December 1, 1997, also filed reports, proxy statements, and other information with the Commission through November 10, 1997. Reports filed by PTI pursuant to the Exchange Act can be inspected and copied at each of the locations referenced above and are otherwise available through the Commission's website.

  This Prospectus forms a part of Century's Registration Statement (the "Registration Statement") filed with the Commission on Form S-3 (Registration No. 333-42013), pursuant to which Century registered $1.5 billion of Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the Commission's offices listed above. Century has filed a similar Registration Statement on Form S-3 (Registration No. 33-52915), pursuant to which Century registered $400,000,000 of Senior Debt Securities, of which $100,000,000 remain unsold on the date of this Prospectus. This Prospectus also relates to the $100,000,000 of unsold Senior Debt Securities registered pursuant to Registration Statement No. 33-52915.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by Century under the Exchange Act with the Commission and are incorporated herein by reference:

    a. Century's Annual Report on Form 10-K for the year ended December 31,
  1996;

    b. Century's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997;

    c. Century's Current Reports on Form 8-K dated April 15, May 5 and June 11, and both of its Current Reports on Form 8-K dated December 1, 1997; and

    d. Century's Registration Statement filed under the Exchange Act, as amended and restated on Form 8-A/A filed December 2, 1996, which includes a description of Century's Common Stock and Preference Share Purchase Rights.

  All reports filed by Century with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be made a part hereof from their respective dates of filing. Information appearing herein or in any particular document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the documents incorporated herein by reference and should be read together therewith. Any statements contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Century will provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, upon the written or oral request of any such person, a copy of any of the documents incorporated herein by reference, other than certain exhibits to such documents. Requests for such copies should be directed to Harvey P. Perry, Senior Vice President, General Counsel and Secretary, Century Telephone Enterprises, Inc., 100 Century Park Drive, Monroe, Louisiana 71203, telephone
(318) 388-9500.

                          FORWARD-LOOKING STATEMENTS

  In addition to historical information, this Prospectus and the documents incorporated herein by reference include certain forward-looking statements regarding events and financial trends that may affect the Company's future operating results and financial position. Such forward-looking statements are subject to uncertainties that could cause the Company's actual results to differ materially from such statements. Such uncertainties include but are not limited to: the effects of ongoing deregulation in the telecommunications industry; the potential effects of greater than anticipated competition in the Company's markets; possible changes in the demand for the Company's products and services; the Company's ability to successfully introduce new product offerings on a timely and cost-effective basis; the risks inherent in rapid technological change; the Company's ability to effectively manage its growth, including integrating the newly-acquired operations of PTI into the Company's operations; and the effects of more general factors such as changes in general market or economic conditions or in legislation, regulation or public policy. These and other uncertainties related to the Company's business are described in detail in Century's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, which is incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Century undertakes no obligation to update any of its forward-looking statements for any reason.

                               ----------------

  When used herein, (i) the term "MSA" means a Metropolitan Statistical Area for which the Federal Communications Commission (the "FCC") has granted a cellular operating license, (ii) the term "RSA" means a Rural Service Area for which the FCC has granted a cellular operating license, (iii) the term "PCS" means Personal Communications Services, a new digital mobile communications service, (iv) the term "LEC" means a local exchange carrier that provides local telephone service, (v) the term "Series" means any particular series of Senior Debt Securities, (vi) the term "Century" means Century Telephone Enterprises, Inc., (vii) the term "PTI" means Pacific Telecom, Inc., (viii) the term "Company" means Century and its subsidiaries (including PTI on and after December 1, 1997), and (ix) the term "pops," whenever used herein with respect to the operations of Century, PTI or the Company, means the population of licensed markets (based on independent third-party population estimates) multiplied by the proportionate equity interests of Century, PTI or the Company in one of the entities licensed to operate in such markets.

                                  THE COMPANY

  The Company is a regional diversified telecommunications company that is primarily engaged in providing local telephone and mobile communications services in 21 states. As described further below under "--Recent Acquisitions and Dispositions," on December 1, 1997, Century acquired Pacific Telecom, Inc. ("PTI"), which substantially expanded the Company's local telephone and mobile communications operations. As a result of this acquisition, the Company's telephone subsidiaries currently serve nearly 1.2 million telephone access lines, primarily in rural, suburban and small urban communities in 21 states, with its largest customer bases located in Wisconsin, Washington, Louisiana, Michigan and Alaska. In addition, through its cellular operations, the Company currently has access to over 10.0 million pops in 31 MSAs and 44 RSAs, primarily concentrated in Michigan, Mississippi, Wisconsin, Louisiana and Arkansas. The Company also provides long distance, operator, Internet and business information services.

  Century is incorporated in Louisiana. Its principal executive offices are located at 100 Century Park Drive, Monroe, Louisiana 71203, and its telephone number is (318) 388-9500. The Company currently employs approximately 5,700 persons.

TELEPHONE OPERATIONS

  According to published sources, the Company is currently the 10th largest local exchange telephone company in the United States, based on the number of telephone access lines served. At September 30, 1997, the telephone subsidiaries of Century and PTI served approximately 531,000 and 613,000 access lines, respectively (not including approximately 47,000 access lines acquired by PTI in October 1997). The Company currently operates over 440 central office and remote switching centers in its telephone operating areas. Substantially all of the Company's access lines are served by digital switching technology, which, in conjunction with other technologies, allows the Company to offer additional premium services to its customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting. At September 30, 1997, Century's telephone subsidiaries also provided Internet services to approximately 18,800 customers.

  The table below sets forth (i) the number of access lines operated by the telephone subsidiaries of Century and PTI as of September 30, 1997 and (ii) pro forma consolidated totals, which give effect to the acquisition of PTI as if it had occurred on September 30, 1997:

                                  NUMBER OF ACCESS LINES AT
                                     SEPTEMBER 30, 1997          PRO FORMA
                                  ------------------------- --------------------
STATE                               CENTURY        PTI        TOTAL   % OF TOTAL
-----                             ------------------------- --------- ----------
Wisconsin........................      117,565      126,383   243,948    21.32%
Washington.......................            0      164,315   164,315    14.36%
Louisiana........................       94,222            0    94,222     8.23%
Michigan.........................       92,659            0    92,659     8.10%
Alaska...........................            0       86,797    86,797     7.58%
Colorado.........................        8,005       71,908    79,913     6.98%
Ohio.............................       77,347            0    77,347     6.76%
Oregon...........................            0       71,123    71,123     6.22%
Montana..........................            0       57,001    57,001     4.98%
Arkansas.........................       41,950            0    41,950     3.67%
Texas............................       40,820            0    40,820     3.57%
Minnesota........................            0       27,829    27,829     2.43%
Tennessee........................       24,432            0    24,432     2.13%
Mississippi......................       17,419            0    17,419     1.52%
Idaho............................        4,298        1,499     5,797     0.51%
New Mexico.......................        5,478            0     5,478     0.48%
Indiana..........................        4,948            0     4,948     0.43%
Wyoming..........................            0        4,548     4,548     0.40%
Iowa.............................          189        1,591     1,780     0.16%
Arizona..........................        1,604            0     1,604     0.14%
Nevada...........................            0          428       428     0.03%
                                  ------------ ------------ ---------   ------
 Total...........................      530,936      613,422 1,144,358   100.00%
                                  ============ ============ =========   ======

  A substantial portion of the growth in Century's telephone operations over the past several years has been attributable to acquisitions of other telephone companies and to the expansion of services. Future growth in telephone operations is expected to be derived from (i) acquiring additional telephone companies, (ii) providing service to new customers, (iii) increasing network usage and (iv) providing additional services made possible by advances in technology and changes in regulation.

  The installation of digital switches and related software has been an important component of the Company's growth strategy because it allows the Company to offer enhanced services (such as call forwarding, conference calling, caller identification, selective call ringing and call waiting) and to thereby increase utilization of existing access lines. In 1997, the Company continued to expand its list of premium services (such as voice mail and Internet access) offered in certain service areas and aggressively marketed these services.

  The Company's telephone subsidiaries are installing fiber optic cable in high traffic routes in certain areas in which the subsidiaries operate and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At September 30, 1997, the telephone subsidiaries of Century and PTI had installed approximately 2,896 and 2,052 miles, respectively, of fiber optic cable.

MOBILE COMMUNICATIONS OPERATIONS

  According to published sources, the Company is currently the 10th largest cellular telephone company in the United States, based on the Company's pops. At September 30, 1997, (i) Century and PTI had access to approximately 8.1 million and 1.9 million cellular pops, respectively, and (ii) the majority-owned cellular systems of Century and PTI served approximately 430,000 and 87,000 cellular subscribers, respectively.

  The Company's business development strategy for its cellular telephone operations is to secure operating control of service areas that are geographically clustered. Clustered cellular service areas aid the Company's marketing efforts and provide various operating and service advantages. Approximately 45% of the Company's pops in markets currently served by the Company are in a single, contiguous cluster of eight MSAs and nine RSAs in Michigan; another 18% are in a cluster of five MSAs and seven RSAs in northern and central Louisiana, southern Arkansas and eastern Texas.

  During the last few years the Company has upgraded certain portions of its cellular systems to provide for digital service. The Company began implementing digital service in certain markets in late 1996 using the TDMA digital standard, and plans to install digital voice transmission facilities in additional markets in 1998.

OTHER OPERATIONS

  The Company also provides long distance, operator and interactive services in certain local and regional markets, as well as certain printing and related business information services. At September 30, 1997, the Company's long distance business served approximately 165,000 customers in certain of the Company's markets. In addition, the Company has access to approximately 8.1 million PCS pops, over half of which were acquired in conjunction with the PTI acquisition. The Company is currently evaluating its options with respect to future PCS product offerings.

RECENT ACQUISITIONS AND DISPOSITIONS

  Acquisition of Pacific Telecom, Inc. On December 1, 1997, Century and its cellular holding company subsidiary, Century Cellunet, Inc. ("Cellunet"), acquired PTI in exchange for $1.503 billion in cash in a two-step transaction. In the first step, Cellunet purchased substantially all of PTI's cellular operations in exchange for $240 million, and in the second step Century purchased all of PTI's capital stock for $1.263 billion. To finance the acquisition, Century borrowed $1.288 billion under its $1.6 billion senior unsecured credit facility with NationsBank of Texas, Inc. and a syndicate of other lenders. This debt matures in five years and bears interest at floating rates based upon London InterBank Offered Rates for short-term periods. Century financed the remainder of the PTI acquisition price with available cash, most of which consisted of the proceeds of Century's sale of approximately 3.8 million shares of common stock of Brooks Fiber Properties, Inc. ("Brooks") in November 1997 for net proceeds of approximately $203 million.

  PTI was organized in 1955 to provide local exchange telephone services to suburban and rural communities primarily in the Pacific Northwest. In subsequent years, PTI diversified its operations to provide cellular and other telecommunications services. As a result of Century's acquisition of PTI on December 1, 1997, the Company acquired approximately 660,000 telephone access lines located in four midwestern states, seven western states and Alaska, and approximately 100,000 cellular subscribers in markets served by PTI in two midwestern states and Alaska. Cellunet intends to integrate the cellular operations that it purchased from PTI into its existing cellular operations. Century will operate the remainder of PTI as a wholly-owned subsidiary, with its headquarters remaining in Vancouver, Washington. In connection with the acquisition, Century has reorganized its telephone operations into three operating regions, including a new western telephone operating region, substantially all of which is comprised of PTI's LECs in seven western states and Alaska. As soon as practicable, the Company plans to offer long distance, Internet and certain other services in most of PTI's local exchange markets on substantially the same terms on which Century recently began to offer such services to its telephone customers.

  For additional information regarding PTI, investors should refer to PTI's recent annual, quarterly and current reports filed under the Exchange Act, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part and which are incorporated by reference herein.

  Other Acquisitions. In October 1997, Century acquired a security alarm business that provides services to nearly 4,000 customers in north central Louisiana, southern Arkansas and northwestern Mississippi. In early December 1997, Century acquired approximately 177,000 additional cellular pops through its purchase of additional partnership interests in a limited partnership that operates Wisconsin RSA 8. In conjunction with this purchase, Century was named the operator of this limited partnership.

  As part of its growth strategy, the Company continually evaluates the possibility of acquiring additional telecommunications operations, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions.

  Sale of PTI's Undersea Cable Operations. On December 18, 1997, PTI entered into definitive agreements to sell its interests in Pacific Telecom Cable, Inc. ("PTC") and Pacific Telecom Transmissions Services, Inc. ("PTTS") to an affiliate of Neptune Communications Corporation in exchange for cash estimated at approximately $57 million, subject to certain purchase price adjustments to be made in conjunction with the closing of the transactions. PTC is the U.S. founder and operator of the North Pacific Cable, a submarine fiber optic cable that links the Pacific Northwest to Japan and Alaska. PTTS provides restoration services to the North Pacific Cable via a satellite earth station. Consummation of the transactions is subject to the receipt of governmental approvals and other customary closing conditions. Century anticipates that the transactions will be completed in the first or second quarter of 1998.

RECENT EVENTS AFFECTING THE TELECOMMUNICATIONS INDUSTRY

  The telecommunications industry continues to undergo various fundamental regulatory, competitive and technological changes that make it difficult to determine the form or degree of future regulation and competition affecting the Company's telephone and mobile communications operations. These changes may have a significant impact on the future financial performance of all telecommunications companies.

  In February 1996 the United States Congress enacted the Telecommunications Act of 1996 (the "1996 Act"), which obligates LECs to permit competitors to interconnect their facilities to the LEC's network and to take various other steps that are designed to promote competition. Although the 1996 Act provides certain waiver opportunities for rural LECs such as those operated by the Company, the FCC's August 1996 order implementing most of the 1996 Act's interconnection provisions placed the burden of proving the continuing availability of the rural telephone company exemption on rural LECs. In July 1997 the U.S. Court of Appeals for the Eighth Circuit overturned several provisions of the FCC's August 1996 interconnection order, including the rules placing the burden of proof on rural LECs to retain their rural exemption. This decision is being appealed.

  Coincident with the recent movement toward increased competition has been the gradual reduction of regulatory oversight of LECs. These cumulative changes have led to the continued growth of various companies providing competitive access and other services that compete with LECs' services. Wireless telephone services are also expected to increasingly compete with LECs.

  In recent years, the FCC has allocated additional frequency spectrum for mobile communications technologies that are expected to be competitive with cellular, including PCS and mobile satellite services. In 1996 several major PCS companies began providing services competitive with cellular in selected larger markets, although thus far the Company has experienced competition from PCS companies in only a limited number of its markets. The FCC has also authorized certain specialized mobile radio service licensees to configure their systems so as to operate in a manner similar to cellular systems.

                                USE OF PROCEEDS

  Unless otherwise indicated in any Prospectus Supplement, the net proceeds from Century's sale of Securities will be used for refinancing outstanding indebtedness and for other general corporate purposes, including the financing of acquisitions or capital expenditures. Century currently anticipates that it may sell Senior Debt Securities in early 1998 to refinance a substantial portion of the bank indebtedness that it incurred in December 1997 in connection with acquiring PTI. See "The Company--Recent Acquisitions and Dispositions." Any specific allocation of the net proceeds from the sale of a particular offering of Securities will be determined at the time of the offering thereof and will be described in the Prospectus Supplement relating to that offering.

  Century expects that it will from time to time engage in additional private or public financings as market conditions warrant and as the need arises.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for each of the years in the five year period ended December 31, 1996 and for the nine months ended September 30, 1997, which ratios are based on the historical consolidated financial statements of the Company without giving effect to the PTI acquisition. The table also sets forth the pro forma combined data for the year ended December 31, 1996 and for the nine months ended September 30, 1997, which data give effect to the acquisition of PTI as if it had occurred on January 1, 1996. The pro forma combined data are presented for comparative purposes only and are not intended to be indicative of actual results had the PTI acquisition occurred as of such date, nor do they purport to indicate results which may be attained in the future.

                                                      HISTORICAL
                                        --------------------------------------
                                                                  NINE MONTHS
                                        YEAR ENDED DECEMBER 31,      ENDED
                                        ------------------------ SEPTEMBER 30,
                                        1992 1993 1994 1995 1996     1997
                                        ---- ---- ---- ---- ---- -------------
      Ratio of earnings to fixed
       charges(1)...................... 4.25 4.32 4.50 4.74 5.10     7.69(2)

                                                            PRO FORMA COMBINED
                                                          ----------------------
                                                            YEAR    NINE MONTHS
                                                           ENDED       ENDED
                                                          DECEMBER SEPTEMBER 30,
                                                          31, 1996     1997
                                                          -------- -------------
      Ratio of earnings to fixed charges(1)..............   2.01       2.72(3)

--------
(1) For purposes of computing these ratios, (i) earnings consist of income before income taxes and fixed charges, with adjustments primarily for earnings of unconsolidated subsidiaries and (ii) fixed charges consist of interest expense (including amortized debt issuance costs) and preferred stock dividends of subsidiaries.
(2) 5.67 excluding the gain on the sale of Metro Access Networks, Inc. ("MAN"), Century's competitive access subsidiary, in the second quarter of 1997.
(3) 2.22 excluding the gain on the sale of MAN in the second quarter of 1997.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

  Set forth below are certain general terms and provisions of the Senior Debt Securities, which may be issued from time to time in one or more Series. The particular terms of each Series will be described in a Prospectus Supplement relating thereto. The Senior Debt Securities will be issued under an Indenture, dated as of March 31, 1994 (the "Indenture"), between Century and Regions Bank (successor-in-interest, effective January 1, 1998, to Regions Bank of Louisiana), as Trustee (the "Trustee"). The particular terms of each Series will be set forth in a resolution of a committee of Century's Board of Directors specifically authorizing such Series or in one or more supplemental indentures. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by express reference to, the Indenture, which is filed as an exhibit to the Registration Statement. Unless otherwise indicated, each reference italicized in parentheses below or in any Prospectus Supplement applies to section numbers in the Indenture and each capitalized term not otherwise defined herein has the meaning ascribed to it in the Indenture.

GENERAL

  The Senior Debt Securities will be general unsecured obligations of Century and will rank prior to all subordinated indebtedness of Century and pari passu with all other unsecured indebtedness of Century. Century is a holding company and derives substantially all of its income and operating cash flow from its subsidiaries. As a result, Century relies upon its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal and interest on any Senior Debt Securities to be issued hereunder. Certain of the subsidiaries' loan agreements contain various restrictions on the transfer of funds to Century, including certain provisions that restrict the amount of dividends that may be paid to Century. At September 30, 1997, after giving effect to the acquisition of PTI, the amount of pro-forma retained earnings of Century's subsidiaries not subject to dividend restrictions was $570 million. Moreover, Century's rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of Senior Debt Securities to benefit indirectly therefrom) are subject to the prior claims of creditors of that subsidiary.

  Except to the extent otherwise provided below or in any Prospectus Supplement, neither the Indenture nor the Senior Debt Securities to be offered thereby (i) limit the amount of secured or unsecured indebtedness that may be issued or incurred by Century or any of its subsidiaries, (ii) restrict the payment of dividends by Century or the sale or transfer of Century's assets or
(iii) contain provisions that would afford holders of Senior Debt Securities protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving Century, any of which could adversely affect the holders of Senior Debt Securities.

  The Prospectus Supplement relating to any particular Series being offered thereby will set forth a description of such Series, including (i) the title and aggregate principal amount of such Series; (ii) Century's net proceeds from the sale thereof; (iii) the price or prices at which such Series will be issued; (iv) the date or dates of maturity; (v) the rate or rates per annum, if any, at which such Series will bear interest or the method of determining such rate or rates; (vi) the date or dates from which any such interest will accrue and the date or dates at which any such interest will be payable; (vii) the terms of any conversion or exchange rights; (viii) the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or similar provisions; (ix) any special United States federal income tax considerations applicable to such Series; (x) any special provisions relating to the defeasance of such Series; or (xi) any other special considerations or specific provisions applicable to such Series. Reference is also made to such Prospectus Supplement for information regarding any additional covenants that may relate to such Series.

  The Senior Debt Securities may bear interest at a fixed or floating rate. Senior Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

  The Indenture is, and the Senior Debt Securities will be, governed by Louisiana law. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

DENOMINATIONS, REGISTRATION AND TRANSFER

  Unless otherwise provided in any Board Resolution and described in the related Prospectus Supplement, the Senior Debt Securities will be issued only in fully registered form and in denominations of $1,000 or any multiples thereof (Section 2.03). The Trustee will act as the registrar of each Series (Section 2.05). No service charge will be made for any registration of transfer or exchange of Senior Debt Securities, or issue of new Senior Debt Securities in the event of a partial redemption of any Series, but Century may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.05). The Trustee may appoint an authenticating agent for any Series to act on the Trustee's behalf in connection with authenticating Senior Debt Securities of such Series issued upon the exchange, transfer or partial redemption thereof (Section 2.10). The Trustee may at any time rescind the designation of any such agent (Section 2.10).

  Century shall not be required (i) to issue, register the transfer of or exchange the Senior Debt Securities of any Series during a period beginning 15 days before any selection of Senior Debt Securities of that Series to be redeemed and ending at the close of business on the day of mailing of the relevant redemption notice or (ii) to register the transfer of or exchange any Senior Debt Securities of any Series, or portions thereof, called for redemption (Section 2.05).

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in any Prospectus Supplement, payment of principal of (and premium, if any) and interest on Senior Debt Securities of any Series will be made in U.S. dollars at the principal office of Century's Paying Agent or, at the option of Century, by check in U.S. dollars mailed or delivered to the person in whose name such Senior Debt Security is registered. Unless otherwise indicated in any Prospectus Supplement and subject to certain exceptions provided for in the Indenture, payment of any installment of interest on any Series will be made to the person in whose name such Senior Debt Security is registered at the close of business on the record date established under the Indenture for the payment of interest (Section 2.03).

  Unless otherwise indicated in any Prospectus Supplement, the Trustee will act as Century's sole Paying Agent and the office of the Trustee, 1500 North 18th Street, Monroe, Louisiana, will be designated as such agent's office for purposes of payments with respect to Senior Debt Securities. Any other Paying Agents initially designated by Century with respect to any Series will be named in the related Prospectus Supplement. Century may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that Century will be required to maintain a Paying Agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana. (Sections 4.02 and 4.03).

  Any money set aside by Century for the payment of principal of (and premium, if any) or interest on any Senior Debt Securities that remains unclaimed two years after such payment has become due and payable will be repaid to Century on May 31 following the expiration of such two-year period and the holder of such Senior Debt Security may thereafter look only to Century for payment thereof (Section 11.05).

CONVERSION OR EXCHANGE RIGHTS

  The terms and conditions, if any, upon which any series of Senior Debt Securities are convertible or exchangeable into Common Stock, Preferred Stock or other securities of Century or any other issuer will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the type of security into which such Senior Debt Securities are convertible or exchangeable, the conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, the provisions as to whether such conversion or exchange rights will be at the option of the holders of such Senior Debt Securities or Century, the events requiring an adjustment of the conversion or exchange price and any restrictions on conversion or exchange.

REDEMPTION AND SINKING FUND PROVISIONS

  Each Series may be redeemed, in whole or in part, upon not less than 30 days' and not more than 60 days' notice at the redemption prices and subject to the terms and conditions (including those relating to any sinking fund established with respect to such Series) that will be set forth in a Board Resolution or supplemental indenture and in the Prospectus Supplement relating to such Series (Sections 3.01 and 3.02). If less than all of the Senior Debt Securities of the Series are to be redeemed, the Trustee shall select the Senior Debt Securities of such Series, or portions thereof, to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable (Section 3.02).

REPLACEMENT OF SECURITIES

  Any Senior Debt Security that becomes mutilated, destroyed, lost or stolen will be replaced by Century at the expense of the holder upon delivery to Century and the Trustee of the Senior Debt Security or evidence of the destruction, loss or theft thereof satisfactory to Century and the Trustee. An indemnity satisfactory to the Trustee and Century may be required before a replacement security will be issued (Section 2.07).

EVENTS OF DEFAULT AND NOTICE THEREOF

  Unless otherwise specified in any Prospectus Supplement, the terms and conditions set forth under this heading will govern defaults under the Indenture.

  The Indenture provides that the following described events constitute Events of Default with respect to each Series: (a) failure for 30 Business Days to pay interest on the Senior Debt Securities of that Series when due; (b) failure to pay principal of (or premium, if any, on) the Senior Debt Securities of that Series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that Series unless caused solely by a wire transfer malfunction or similar problem outside Century's control; (c) failure to observe or perform any other covenant of that Series for 60 days after written notice with respect thereto or (d) certain events relating to bankruptcy, insolvency or reorganization (Section 6.01).

  If an Event of Default shall occur and be continuing (the default not having been cured or waived) with respect to any Series and if it is known to the Trustee, the Trustee is required to mail to each holder of such Series a notice of the Event of Default within 90 days of such default, subject to certain limited exceptions (Section 6.07).

  Upon an Event of Default, the Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any Series, by notice in writing to Century (and to the Trustee if given by such holders), may declare the principal of all Senior Debt Securities of that Series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such Series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the Trustee before any judgment or decree for such payment has been obtained or entered (Section 6.01).

  Holders of Senior Debt Securities may not enforce the Indenture except as provided therein. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the affected Series, unless, among other things, the holders shall have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the Senior Debt Securities of such Series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The holders of a majority in aggregate principal amount of the then outstanding Senior Debt Securities of any Series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the Senior Debt Securities of that Series or a call for redemption of the Senior Debt Securities of that Series (Sections 6.04 and 6.06).

  Century will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance (Section 5.03).

DISCHARGE AND DEFEASANCE

  The Indenture provides that Century may discharge the Indenture with respect to any Series, subject to certain exceptions, if at any time (i) Century delivers to the Trustee for cancellation all outstanding Senior Debt Securities of such Series previously authenticated and for whose payment money or U.S. Government Obligations have been deposited in trust by Century or (ii) all outstanding Senior Debt Securities of such Series not previously delivered to the Trustee for cancellation by Century shall have become due and payable or are to become due and payable or called for redemption within one year and Century has deposited or caused to be deposited with the Trustee the entire amount in moneys or U.S. Government Obligations sufficient, without reinvestment, to pay at maturity or upon redemption such outstanding Senior Debt Securities, including principal (and premium, if any) and interest due or to become due to such date of maturity or redemption, and if Century shall also pay or cause to be paid all other sums payable thereunder with respect to such Series (Section 11.01).

  Additionally, the Indenture provides that Century may discharge all of its obligations under the Indenture with respect to any Series, subject to certain exceptions, if at any time all outstanding Senior Debt Securities of such Series not previously delivered to the Trustee for cancellation by Century or which have not become due and payable as described above shall have been paid by Century by depositing irrevocably with the Trustee moneys or U.S. Government Obligations sufficient to pay at maturity or upon redemption such outstanding Senior Debt Securities, including principal (and premium, if any) and interest due or to become due to such date of maturity or redemption, and if Century shall also pay or cause to be paid all other sums payable thereunder with respect to such Series (Section 11.02).

MERGER AND CONSOLIDATION

  Nothing in the Indenture or any of the Senior Debt Securities prevents Century from consolidating or merging with or into, or selling or otherwise disposing of all or substantially all of its assets to, another corporation, subject to Century's agreement (i) to obtain in connection therewith a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume Century's obligations under all outstanding Senior Debt Securities, including the due and punctual payment of the principal of (and premium, if any, on) and interest on such outstanding Senior Debt Securities, and (ii) that such surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia (Section 10.01).

MODIFICATION OF INDENTURE

  The Indenture contains provisions permitting Century, when authorized by a Board Resolution, and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of any Series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that Series or the rights of the holders thereof. However, no such modification shall (i) extend the fixed maturity of any Senior Debt Securities of any Series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Senior Debt Security so affected, or
(ii) reduce the aforesaid percentage of Senior Debt Securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each Senior Debt Security then outstanding and affected thereby (Section 9.02).

  Century and the Trustee may execute, without the consent of any holder of Senior Debt Securities, any supplemental indenture for certain other usual purposes such as (i) creating a new Series; (ii) evidencing the assumption by any successor to Century of Century's obligations under the Indenture; (iii) adding covenants to the Indenture for the protection of the holders of Senior Debt Securities; (iv) curing any ambiguity or inconsistency in the Indenture; and (v) changing or eliminating any provisions of the Indenture provided that there is no outstanding Senior Debt Security of any Series created prior to such change which would benefit therefrom (Sections 2.01, 9.01 and 10.01).

LIMITATIONS ON LIENS

  The Indenture provides that Century will not, while any of the Senior Debt Securities remain outstanding, create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (individually, a "Lien" and collectively, "Liens") upon Century's property, whether now owned or hereafter acquired, unless it shall secure the Senior Debt Securities then outstanding by such Lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the Indenture will not restrict Century from creating or suffering to exist:

    (i)Liens upon property hereafter acquired by Century or Liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property;

    (ii)Liens on the stock of a corporation which, when such Liens arise, concurrently becomes a subsidiary of Century, or Liens on all or substantially all of the assets of a corporation arising in connection with Century's purchase thereof;

    (iii)Liens for taxes and similar levies; deposits to secure performance or obligations under certain specified circumstances and laws; mechanics' Liens and similar Liens arising in the ordinary course of business; Liens created by or resulting from legal proceedings being contested in good faith; certain specified zoning restrictions and other restrictions on the use of real property; interests of lessors in property subject to any capitalized lease; and certain other similar Liens generally arising in the ordinary course of business;

    (iv)Liens existing on the date of the Indenture;

    (v)Liens upon Century's property arising in connection with the merger or consolidation of affiliates of Century with or into Century; and

    (vi)Liens that replace, extend or renew any Lien otherwise permitted under the Indenture (Sections 4.05 and 4.06).

  The restriction in the Indenture described above would not afford the holders of the Senior Debt Securities protection in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the Liens arising in connection therewith were freely permitted under the Indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by Century's subsidiaries. However, in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by Century, these provisions would require the Senior Debt Securities to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

CONCERNING THE TRUSTEE

  The Trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person's own affairs (Section 7.01). Subject to such provision, the Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any holders of Senior Debt Securities, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby (Section 7.02). The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it (Section 7.01). Century shall pay the Trustee reasonable compensation and reimburse it for all reasonable expenses incurred in accordance with the Indenture (Section 7.06).

  The Trustee may resign with respect to one or more Series and a successor Trustee may be appointed to act with respect to such Series (Section 7.10).

  The Trustee also serves as trustee for certain of Century's employee benefit plans, and provides revolving credit and other traditional banking services to Century. The following officers and directors of Century act as non-voting advisory directors of a regional division of the Trustee: Clarke M. Williams, Chairman of the Board, Glen F. Post, III, President, Chief Executive Officer and Vice Chairman of the Board, and William R. Boles, Jr., Director.

                        DESCRIPTION OF PREFERRED STOCK

GENERAL

  Century's Articles of Incorporation authorize the issuance of 2,000,000 shares of Preferred Stock, par value $25.00 per share. As of September 30, 1997, Century had outstanding an aggregate of 324,238 shares of its Series H and Series L Preferred Stock. Subject to limitations prescribed by law, the Board of Directors is authorized at any time to issue one or more series of Preferred Stock, to determine the designation and size of any such series; and to establish the rights and preferences of the shares of any such series. The particular terms of any series of Preferred Stock offered hereunder will be described in the applicable Prospectus Supplement. It is anticipated that any series of Preferred Stock issued hereunder will rank pari passu with Century's outstanding Series H and Series L Preferred Stock as to dividend payments and liquidation distributions. However, if so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth herein.

  The summary of terms of Century's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Century's Articles of Incorporation and the articles of amendment relating to each series of the Preferred Stock that will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series.

  The Board of Directors is authorized to determine, for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (i) whether the holders thereof shall be entitled to cumulative, noncumulative, or partially cumulative dividends and, with respect to shares entitled to dividends, the dividend rate or rates, including without limitation the methods and procedures for determining such rate or rates, and any other terms and conditions relating to such dividends; (ii) whether, and if so to what extent and upon what terms and conditions, the holders thereof shall be entitled to rights upon the liquidation of, or upon any distribution of the assets of, the Company; (iii) whether, and if so upon what terms and conditions, such shares shall be convertible into Common Stock, Senior Debt Securities, any other series of Preferred Stock, or any other securities of Century, or exchangeable for the securities of any other corporation; (iv) whether, and if so upon what terms and conditions, such shares shall be redeemable; (v) whether the shares shall be subject to any sinking fund provided for the purchase or redemption of such shares and, if so, the terms of such fund; (vi) whether the holders thereof shall be entitled to voting rights and, if so, the terms and conditions for the exercise thereof; and
(vii) whether the holders thereof shall be entitled to other preferences or rights, and, if so, the qualifications, limitations, or restrictions of such preferences or rights.

OUTSTANDING PREFERRED STOCK

  Series H Preferred Stock. As of September 30, 1997, Century had outstanding 5,238 shares of Preferred Stock, Series H (the "Series H Preferred Stock"). Each share of Series H Preferred Stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of stockholders until transfer of such stock. Otherwise, each share entitles the holder thereof to one vote per share. Holders of Series H Preferred Stock are entitled to receive dividends at the rate of 7% per annum, payable in quarterly installments. Dividends on Series H Preferred Stock are cumulative and dividends cannot be paid with respect to Common Stock unless all cumulative dividends on all shares of Series H Preferred Stock shall have been paid. The Series H Preferred Stock ranks pari passu with the Series L Preferred Stock (defined below) with respect to the payment of the dividends. In the event of liquidation, dissolution or winding up of the Company, holders of Series H Preferred Stock are entitled to receive, pro rata with all other holders of Preferred Stock of whatever series, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of Common Stock. Shares of Series H Preferred Stock are convertible, at the option of the holder, into shares of Common Stock at the rate of one and twelve thirteenths (1-12/13ths) shares of Common Stock for each share of Series H Preferred Stock converted, subject to adjustment in case of certain corporate events which may have the effect of diluting the shares of Common Stock received upon such conversion (a "Diluting Event").

  Series L Preferred Stock. As of September 30, 1997, Century had outstanding 319,000 shares of 5% Cumulative Convertible Series L Preferred Stock (the "Series L Preferred Stock"). Each share of Series L Preferred Stock entitles the holder thereof to one vote on all matters duly submitted to a vote of stockholders. The holder of each share of Series L Preferred Stock is entitled to receive an annual cash dividend of $1.25, payable in quarterly installments. Dividends on Series L Preferred Stock are cumulative and dividends cannot be paid with respect to Common Stock unless all cumulative dividends on all shares of Series L Preferred Stock shall have been paid. The Series L Preferred Stock ranks pari passu with the Series H Preferred Stock with respect to the payment of dividends. In the event of liquidation, dissolution or winding up of the Company, holders of Series L Preferred Stock are entitled to receive, pro rata with all other holders of Preferred Stock of equal rank, including the Series H Preferred Stock, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of Common Stock. Each share of Series L Preferred Stock is convertible, at the option of the holder, into the number of shares of Common Stock derived by dividing $25.00 by the "Conversion Price" (defined in the Articles of Incorporation as $41.25, subject to adjustment upon the occurrence of certain specified Diluting Events).

                          DESCRIPTION OF COMMON STOCK

  As of the date of this Prospectus, Century's Articles of Incorporation authorizes the issuance of 175,000,000 shares of Common Stock, $1.00 par value per share. As of September 30, 1997, 60,519,391 shares of Common Stock were outstanding. The Common Stock is listed for trading on the New York Stock Exchange.

VOTING RIGHTS

  Under Century's Articles, each share of Common Stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder thereof to ten votes on all matters duly submitted to a vote of stockholders. Otherwise, each share entitles the holder thereof to one vote per share. Accordingly, each share issued in connection with this Prospectus will entitle the holder to one vote, and, subject to the possibility of Century issuing ten-vote shares in connection with business combinations accounted for as poolings of interest, each other share of Common Stock issued by Century in the future will entitle the holder to one vote. Holders of Century Stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of the directors if they so desire. As of March 10, 1997, the trustee for two of Century's employee benefit plans was the record holder of Common Stock having approximately 36.1% of the total voting power of all classes of Century's capital stock. The trustee votes these shares in accordance with the instructions of Century's employees.

OTHER RIGHTS

  Subject to the rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive such dividends, in cash, securities, or property, as may from time to time be declared by the Board of Directors. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after payment shall have been made to the holders of preferred stock of the full amount to which they shall be entitled, the holders of Common Stock shall be entitled to share ratably, according to the number of shares held by them, in all remaining assets of the Company available for distribution. Shares of Common Stock are not redeemable and have no subscription, conversion or preemptive rights.

PREFERRED SHARE PURCHASE RIGHTS

  On August 27, 1996, the Board of Directors of Century declared a dividend of one preference share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on November 1, 1996 to stockholders of record on September 30, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from Century one one-hundredth of a share of Series BB Participating Cumulative Preference Stock, par value $25 per share (the "Preference Shares"), of Century at a price of $110 per one one-hundredth of a Preference Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 27, 1996 (the "Rights Agreement") between Century and Harris Trust and Savings Bank (successor-in-interest to Society National Bank), as Rights Agent (the "Rights Agent").

  The Rights become exercisable upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date").

  The Rights are not exercisable until the Distribution Date. The Rights will expire on November 1, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Century, in each case as described below.

  In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value at the time of such occurrence of two times the exercise price of the Right.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of Century may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preference Share, per Right (subject to adjustment).

  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of Century may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Century, including, without limitation, the right to vote or to receive dividends.

  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an exhibit to the Registration Statement of which this Prospectus forms a part.

                            DESCRIPTION OF WARRANTS

  Century may issue Warrants for the purchase of Senior Debt Securities, Preferred Stock or Common Stock. Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to or separate from any such Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between Century and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of Century in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of each series of Warrants will contain the definitive terms of such Warrants. Such terms will be described in the related Prospectus Supplement.

  The Prospectus Supplement relating to any particular issue of Warrants to issue Senior Debt Securities, Common Stock or Preferred Stock will describe the terms of such Warrants, including the following: (a) the title of such Warrants; (b) the offering price for such Warrants, if any; (c) the aggregate number of such Warrants; (d) the designation and terms of the Senior Debt Securities, Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (e) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (f) if applicable, the date from and after which such Warrants and any Securities issued therewith will be separately transferable;
(g) the number of shares of Common Stock or Preferred Stock, or in the case of Warrants to purchase Senior Debt Securities the principal amount of Senior Debt Securities, purchasable upon exercise of a Warrant and the price at which such Securities may be purchased upon exercise; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable;
(k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such Warrants, if any; (m) the redemption or call provisions, if any, applicable to such Warrants; and
(n) any additional terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Warrants.

                             PLAN OF DISTRIBUTION

  Century may sell Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers, (iii) through agents, or (iv) through a combination of any such methods of sale. The applicable Prospectus Supplement will set forth the terms of the offering of the Securities offered thereby, including the initial public offering price, the name or names of any underwriters, dealers or agents, any underwriting discounts and other items constituting underwriters' compensation from Century, any agents' commissions and any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters so named in the Prospectus Supplement shall be deemed to be underwriters in connection with the Securities offered thereby.

  Underwriters may offer and sell any series of Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Century also may directly offer and sell any Securities in exchange for, among other things, one or more of its outstanding issues of debt or convertible debt securities. Century also may from time to time authorize agents acting on a best efforts basis to solicit or receive offers to purchase any Securities upon the terms and conditions set forth in the related Prospectus Supplement. In connection with the sale of any Securities, underwriters or agents may be deemed to have received compensation from Century in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such Securities for whom they may act as agents. Underwriters may sell any Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

  Underwriters, dealers and agents may be entitled, under agreements entered into with Century, to indemnification against and contributions toward certain civil liabilities, including liabilities under the Securities Act. Century may agree to reimburse underwriters or agents for certain expenses incurred in connection with the distribution of any Securities. Certain of the underwriters, dealers or agents and their respective associates may be customers of, engage in transactions with, and perform services for, Century in the ordinary course of business. The obligations of the underwriters to purchase the Securities offered will be subject to certain conditions precedent, and, unless otherwise indicated in the related Prospectus Supplement, the underwriters will be obligated to purchase all such Securities if any such securities are purchased.

  If so indicated in the applicable Prospectus Supplement, Century will authorize agents, underwriters, or dealers to solicit offers by certain institutional investors to purchase Securities providing for payment and delivery on a future date specified in the Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Securities that may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by Century. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except (i) the purchase by an institution of the particular Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the particular Securities are being sold to underwriters, Century shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by such delayed payment and delivery arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of Century or such institutional investors thereunder.

  Except for the Common Stock, none of the Securities when first issued will have an established trading market. Any underwriters or agents to or through whom such Securities are sold by Century for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. If the Securities are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on general market conditions, the market for similar securities, the Company's performance and other factors. Other than with respect to the Common Stock, which is currently traded on the New York Stock Exchange, there can be no assurance that an active public market for the Securities will develop or be maintained.

                                 LEGAL MATTERS

  Except as may be otherwise specified in the Prospectus Supplement accompanying this Prospectus, the legality of the securities will be passed upon for Century by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. Certain legal matters relating to offerings of Securities will be passed upon on behalf of the applicable underwriters, dealers or agents by counsel named in the Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, included in Century's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated by reference herein, have been incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which is also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of PTI as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, included in PTI's Annual Report on Form 10-K for the year ended December 31, 1996 included in this prospectus and elsewhere in the Registration Statement and in Century's Current Report on Form 8-K dated December 1, 1997 incorporated by reference herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement or incorporated by reference herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

-------------------------------------------------------------------------------
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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDER-WRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANY-ING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO
WHICH THEY RELATE OR CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITA-TION IS UNLAWFUL.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT
Forward-Looking Statements.................................................  S-3
The Company................................................................  S-4
Recent Developments........................................................  S-5
Use of Proceeds............................................................  S-7
Capitalization.............................................................  S-7
Selected Historical and Pro Forma Financial Data...........................  S-8
Supplemental Description of Offered Securities............................. S-11
Underwriting............................................................... S-14
Legal Matters.............................................................. S-15
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Forward-Looking Statements.................................................    3
The Company................................................................    4
Use of Proceeds............................................................    7
Ratio of Earnings to Fixed Charges.........................................    8
Description of Senior Debt Securities......................................    9
Description of Preferred Stock.............................................   14
Description of Common Stock................................................   15
Description of Warrants....................................................   17
Plan of Distribution.......................................................   17
Legal Matters..............................................................   18
Experts....................................................................   19

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                                 $765,000,000

          [LOGO OF CENTURY TELEPHONE ENTERPRISES, INC. APPEARS HERE]

                                 $100,000,000
                    6.15% SENIOR NOTES, SERIES E, DUE 2005
                                 $240,000,000
                    6.30% SENIOR NOTES, SERIES F, DUE 2008
                                 $425,000,000
                    6.875%  DEBENTURES, SERIES G, DUE 2028

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                             PROSPECTUS SUPPLEMENT

                               JANUARY 12, 1998

                                    -------

                             SALOMON SMITH BARNEY
                              MERRILL LYNCH & CO.
                                 STEPHENS INC.
                       NATIONSBANC MONTGOMERY SECURITIES
                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.
                          CREDIT SUISSE FIRST BOSTON
                             GOLDMAN, SACHS & CO.
                                  FURMAN SELZ
                            LAZARD FRERES & CO. LLC
                            RBC DOMINION SECURITIES
                                  CORPORATION

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